Banco Itaú Holding Financeira S.A.

CNPJ.60.872.504/0001-23	A Publicly Listed Company

NOTICE TO STOCKHOLDERS
STOCK SPLIT

On August 23, 2005, we announced to the Market that the Special General Meeting held on August 22, 2005, had decided to split the company’s stock, with the aim of raising its liquidity by adjusting the quotation to a more attractive level for trading on exchange.

For the purpose of regulatory agency approval, we are informing our stockholders that this split will be in effect on exchange on October 3, 2005, as follows:

In the domestic market:

>>	the stockholders shall receive 9 (nine) new shares free of charge for each share of the same type held on September 30, 2005;

>>	the new shares will be authorized for trading as of October 3, 2005, and be fully entitled to earnings announced as of September 30, 2005, including monthly interest on own capital to be paid November 1, 2005, in the adjusted amount of R$ 0.021 per share, with 15% income tax withheld at source, excepting holdings of organizations certified as immune or exempt from this tax;

In the international market:

>>	on the New York Stock Exchange (NYSE), where currently, every 2 (two) ADR’s – American Depositary Receipts represent 1 (one) preferred share, the ADR’s shall be split by a ratio of 400%, investors receiving 4 (four) new ADR’s for each existing ADR held, and each ADR will represent one (1) preferred share;

>>	on the Buenos Aires Stock Exchange (BCBA), where each Argentinean Depositary Certificate (CEDEAR – Certificado de Depósito Argentino) currently represents one (1) preferred share, the CEDEAR’s will be split 900%, being attributed to the investors 9 (nine) new CEDEAR’s for each CEDEAR they hold; and each CEDEAR will continue to represent one (1) preferred share.

Note that this split will not lead to any alteration in asset or capital stock value, or on the amount of stockholders’ dividend entitlements.

São Paulo, September 19, 2005.

BANCO ITAÚ HOLDING FINANCEIRA S.A.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer